SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

ADAGIO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00534A102

(CUSIP Number)

Ajay Royan

Mithril II LP

c/o Mithril Capital Management

600 Congress Avenue, Suite 3100

Austin, TX 78701

(512) 717-3770

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 5, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Mithril II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,241,580 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,241,580 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,241,580 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.2% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Mithril II (as defined in Item 2(a) of the Original 13D). Mithril II UGP (as defined in Item 2(a) of the Original 13D) is the general partner of Mithril II GP (as defined in Item 2(a) of the Original 13D), which is the general partner of Mithril II and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan is the sole managing member of Mithril II UGP. Peter Thiel and Ajay Royan are the members of the investment committee of Mithril II GP. The investment committee makes all investment decisions with respect to shares held by Mithril II and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 109,740,173 shares of Common Stock (as defined in Item 1 of the Original 13D) outstanding as of June 2, 2022, as reported by the Issuer in its Schedule 14C Definitive Information Statement filed with the Commission (as defined in the Original 13D) on June 2, 2022 (the “Information Statement”).

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Mithril II GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,241,580 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,241,580 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,241,580 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.2% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Mithril II. Mithril II UGP is the general partner of Mithril II GP, which is the general partner of Mithril II and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan is the sole managing member of Mithril II UGP. Peter Thiel and Ajay Royan are the members of the investment committee of Mithril II GP. The investment committee makes all investment decisions with respect to shares held by Mithril II and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 109,740,173 shares of Common Stock outstanding as of June 2, 2022, as reported by the Issuer in the Information Statement.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Mithril II UGP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,241,580 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,241,580 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,241,580 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.2% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by Mithril II. Mithril II UGP is the general partner of Mithril II GP, which is the general partner of Mithril II and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan is the sole managing member of Mithril II UGP. Peter Thiel and Ajay Royan are the members of the investment committee of Mithril II GP. The investment committee makes all investment decisions with respect to shares held by Mithril II and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 109,740,173 shares of Common Stock outstanding as of June 2, 2022, as reported by the Issuer in the Information Statement.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Ajay Royan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,241,580 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,241,580 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,241,580 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.2% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All shares are held of record by Mithril II. Mithril II UGP is the general partner of Mithril II GP, which is the general partner of Mithril II and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan is the sole managing member of Mithril II UGP. Peter Thiel and Ajay Royan are the members of the investment committee of Mithril II GP. The investment committee makes all investment decisions with respect to shares held by Mithril II and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 109,740,173 shares of Common Stock outstanding as of June 2, 2022, as reported by the Issuer in the Information Statement.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Peter Thiel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,241,580 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,241,580 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,241,580 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.2% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All shares are held of record by Mithril II. Mithril II UGP is the general partner of Mithril II GP, which is the general partner of Mithril II and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan is the sole managing member of Mithril II UGP. Peter Thiel and Ajay Royan are the members of the investment committee of Mithril II GP. The investment committee makes all investment decisions with respect to shares held by Mithril II and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 109,740,173 shares of Common Stock outstanding as of June 2, 2022, as reported by the Issuer in the Information Statement.

CUSIP No. 00534A102	13D

Explanatory Note.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Commission on August 20, 2021, as amended and supplemented by Amendment No. 1 thereto, filed with the Commission on March 30, 2022, Amendment No. 2 thereto, filed with the Commission on April 26, 2022, and Amendment No. 3 thereto, filed with the Commission on June 24, 2022 (as so amended through June 24, 2022, the “Original 13D,” and together with this Amendment No. 4, the “Schedule 13D”). Only those items that are hereby reported are amended; all other items reported in the Original 13D (as amended and/or supplemented by Amendment No. 1, Amendment No. 2 and Amendment No. 3) remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as set forth below:

“On July 5, 2022, the Reporting Persons published a letter to the shareholders of the Issuer via press release. An excerpt of such letter is set forth below:

‘Dear Fellow Shareholders,

Earlier this year, the major founding investors of Adagio Therapeutics (Nasdaq: ADGI) recognized the importance of renewed focus on Adagio’s original mission, and of its execution with an alacrity, adaptability, and capital efficiency that honors the technical talent embedded in Adagio’s team, the unmet ongoing need for durable solutions to the scourge of COVID19, and the faith placed in the company by its investors. We joined together to nominate three high-quality candidates to the Board of Directors, who we believe will help advance the mission in creative and impactful ways that build on the outstanding technology underlying the Adagio platform, and who can help the company move quickly to execute on its core mission. We also proposed measures to additionally align Adagio with shareholder interests.

We thank you, our fellow shareholders, for the overwhelming support you gave these proposals. You have given this company and its talented team an unimpeachable and energizing mandate to execute.

Almost two years ago Adagio Therapeutics launched with a clear mission: deploy the world’s most advanced biological discovery technology to make drugs against important viral targets, including SARS-CoV-2. The belief then, as it remains now, was that this severe respiratory coronavirus would pose an untenable challenge to the human immune system, and hence the entire human species, until tools unlimited by the immune system could be brought to bear. To do so, Adagio aimed to create the leading infectious diseases platform equipped with the world’s best antibody discovery technology.

The last two years have also witnessed the impressive effort to develop and deploy COVID19 vaccines, and we have seen relatively broad vaccine uptake. But we have also noted the immunologic limitations of vaccination as SARS-CoV-2 continues to mutate. A vaccine that is required two or three times a year, however effective, starts to seem like a suboptimal therapeutic; but a high-quality therapeutic given prophylactically once a year starts to seem like a better vaccine.

At this writing, in the United States our society is presented with the potential for a fourth or fifth booster dose in the face of rapidly waning antibody titers and waning interest in further boosting. While the abatement of COVID19-related public health measures represents a long-awaited restoration of our economic and civic life, we are reminded of our duty to redouble efforts to protect those who cannot access the benefits of even the available vaccines. These diverse, vulnerable populations include immunocompromised patients, very young children, and those who cannot receive vaccination for medical reasons.

Vaccines and naturally created antibodies against SARS-CoV-2 face limitations intrinsic to human immune biology, as well as human psychology. While developing vital but imperfect resilience via a combination of vaccination and naturally acquired immunity, we continue to face an unacceptable ongoing rate of severe disease, death, and multisystem manifestations of long COVID19. For example, recent studies suggest that even mild COVID19 is a risk factor for life-changing complications such as deep vein thromboses, pulmonary emboli, and bleeding. Meanwhile, immune imprinting (or “original antigenic sin”) means that after two years of COVID19 we, as a population, have developed a complex, heterogeneous immunity to which new variants can be much less susceptible.

Here’s the bottom line: To be truly free, to return to a state of epidemiological equilibrium that more resembles our pre-2020 lives we must create a standing repository of safe, effective, off-the-shelf prophylactics and therapies that are broadly protective, more convenient, more durable, and more accessible for a larger population than afforded by currently available solutions. This expanded set of choices would represent a necessary, positive sum outcome wholly compatible with existing tools. And such a standing repository would ideally anticipate and address not just novel SARS-CoV-2 variants, but also other respiratory viruses that operate at lower social burden but share similar features, including RSV and influenza.

To that end, Adagio represents the “adaptive durable response” platform the world needed at the outset of this pandemic and, in fact, has never needed more than now. Adagio’s technology platform is equipped with unique rapid-discovery and superior engineering capabilities, and can therefore generate a suite of durable solutions to protect against rapidly mutating viral threats such as COVID19. This mission is bold and it is broad, and the competitive position of Adagio technology is unique in the biopharmaceutical industry. The recently disclosed pivotal data for adintrevimab has given us a glimpse of the power of just a single engineering campaign.

As humanists, technologists, and venture capital investors, we believe that patient, mission-driven capital is best directed to solve the hardest problems; to support the best technologies and scientific genius to create more, and better, choices. Going forward, Adagio Therapeutics must grow into a strategic and operational posture that matches the scope of the opportunity and the power of its platform. Patients in need everywhere, and the company’s shareholders, deserve no less. Our successful proxy effort was intended to help advance this mission, and we will continue to monitor developments at Adagio with a view to supporting brisk progress.

We could not be more enthusiastic about the extraordinary opportunity that Adagio is presented with.

With best regards,

Ajay Royan

Managing General Partner and Founder

Mithril Capital Management LLC

[...]

The statements made and opinions expressed herein solely reflect the personal views of the author and do not reflect the opinions, views and beliefs of Adagio or any other person. This is not a recommendation or solicitation to buy or sell any securities of Adagio. None of the author, Mithril or any of their respective affiliates make any representations regarding the accuracy or completeness of any of the information included herein, or any other representations. Individuals should consult with their own professional advisors prior to making any investment decisions with respect to Adagio. This is being provided to you for informational purposes only and does not constitute legal or other advice and may not be relied on for any purposes whatsoever.

The statements made and opinions expressed herein contain “forward-looking statements.” Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and can be identified by the use of, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “seeks,” “would,” “could” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe any objectives, plans or goals are forward-looking. The forward-looking statements are based on current intent, belief, expectations, estimates and projections regarding Adagio and projections regarding the industry in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements. This cautionary statement is applicable to all forward-looking statements contained herein.”’

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2022

MITHRIL II LP

By:	Mithril II GP LP
Its:	General Partner
By: Its:	Mithril II UGP LLC General Partner

By:	/s/ Ajay Royan
Ajay Royan, Managing Member

MITHRIL II GP LP

By:	Mithril II UGP LLC
Its:	General Partner

By:	/s/ Ajay Royan
Ajay Royan, Managing Member

MITHRIL II UGP LLC

By:	/s/ Ajay Royan
Ajay Royan, Managing Member

/s/ Ajay Royan
Ajay Royan

/s/ Peter Thiel
Peter Thiel